

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Jacob DiMartino
Chief Executive Officer
RAADR, INC.
7950 E. Redfield Road, Unit 210
Scottsdale, Arizona 85260

> **Re: RAADR, INC.**
> **Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A**
> **Filed January 12, 2024**
> **File No. 024-11519**

Dear Jacob DiMartino:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A

Cover Page

1. We note that you have a dual class capital structure whereby Series E Preferred Shares have a 66 2/3% voting control at all times and your Chief Executive Officer Jacob DiMartino will have majority voting control of the company following this offering. Please revise your cover page to discuss the dual class nature of your capital structure and quantify the voting control that Mr. DiMartino will have following the offering. In addition, revise your risk factor disclosure to address the risks associated with a dual class capital structure and management's voting control of the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 21

2. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe, in detail, the

company's plan of operation for the remainder of the fiscal year, including detailed milestones and the anticipated time frame for beginning and completing each milestone. Explain how you intend to meet each of the milestones if you cannot receive funding. Refer to Form 1-A Item 9.

Business, page 24

3.   Please substantially revise this section to provide a more complete discussion of your RAADR product. As part of your disclosure, clarify whether the product is operational and available for download, and how many subscribers you currently have and have had for each of the periods presented. In addition, revise your discussion of the RAADR application to clarify what information it collects and how it informs parents of potential cyberbullying incidents if it is not installed on children's devices. As a non-exclusive example, clarify whether it would be able to detect cyber-bulling occurring on social media accounts that are private or using aliases on a child's device, or if it is restricted to publicly available data.

Executive Compensation, page 26

4.   Please update your executive compensation disclosure for the fiscal year ended December 31, 2023.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan